Mail Stop 4561

June 28, 2007

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

> **Re:** **Wachovia Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**

Dear Mr. Thompson:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

1. You state on page 113 that your forward purchase commitments of loans and securities are considered all-in-one hedges and that you prospectively and retrospectively evaluate hedge effectiveness of the all-in-one cash flow hedges by using the matched terms method. Please address the following regarding your use of the matching terms method:

    - Tell us how you determined that the hedges met the criteria of paragraph 65 of SFAS 133.

- Tell us what terms you considered critical when applying the matching terms method.

- Tell us whether there are any terms that you exclude from consideration in your application of the matched terms method. If so, tell us what terms were excluded and why.

- You disclose on page 71 of your March 31, 2007 Form 10-Q that you recorded $1 million in ineffectiveness caused by the difference in certain critical terms, in particular the reset dates. Tell us the circumstances surrounding this ineffectiveness. Explain to us when the differences first occurred.

- Tell us if there have been occurrences when the forward purchases were not completely fulfilled and how such an occurrence affected your ability to qualify for hedge accounting according to paragraph 29(b) of SFAS 133. Explain to us how you evaluate whether a purchase is "probable".

2. Your disclosure on page 113 appears to indicate that you use a regression analysis to assess hedge effectiveness initially and on a monthly basis for all your cash flow hedges, except for those where you use the matching terms method as referred to above.

- Please tell us whether that understanding is accurate.

- For your cash flow hedges where you use a regression analysis to assess effectiveness, please tell us the specific regression outputs you consider when assessing whether these hedges are expected to be highly effective in achieving offsetting changes attributable to the hedged risk during the period that the hedge is designated.

3. You state in the last sentence of the third paragraph on page 113 that the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis for your fair value hedges of forward sale commitments of securities available for sale.

- Tell us how you apply the matching terms approach in evaluating the effectiveness of these hedges.

- Tell us how you determined that it was appropriate to apply the matching terms method to these fair value hedges. Clearly explain how you determined that these hedges met the requirements of paragraph 65 of SFAS 133.

- Tell us whether there are any terms that you exclude from consideration in your application of the matching terms method. If so, tell us what terms were excluded and why.

4. Your disclosures on page 113 appear to indicate that you use the cumulative dollar-offset approach to assess whether all your fair value hedges are highly effective, except for certain forward sale commitments of securities available for sale where the matching terms method is used.

- Please tell us whether that understanding is accurate.

- For these fair value hedges where you use the cumulative dollar-offset method, tell us whether there are any times you fail the dollar offset method (i.e., outside the range of 80% - 125%) and yet still conclude that the relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

5. To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

- Describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

- Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

- In connection with the above, tell us how the various segments determine whether the conditions for hedge accounting are achieved.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief